EXHIBIT 1(a)

                   FFCA MANAGEMENT COMPANY LIMITED PARTNERSHIP
                           17207 North Perimeter Drive
                         Scottsdale, Arizona 85255-5402


                                December 27, 1996


To Unitholders of Scottsdale Land
 Trust Limited Partnership

         In a letter dated December 18, 1996 to the unitholders (the "Unitholders") of Scottsdale Land Trust Limited Partnership (the "Partnership"), SV Fairfield II, L.L.C. and SCG Investors II, L.L.C. (collectively, the "Purchaser") extended the expiration date of its offer to purchase up to 22,500 Partnership units (the "Units"), at a purchase price of $400 per Unit, until 12:00 midnight, New York City time, on Friday, January 10, 1997 (the "Offer"). In its letter, the Purchaser made statements which FFCA Management Company Limited Partnership, the General Partner of the Partnership (the "General Partner"), believes are inaccurate or misleading. The General Partner would like to take this opportunity to clarify these statements for you.

         The Purchaser stated that there is no direct correlation between the land parcel sales prices received by the Partnership and the amount distributed to you as a Unitholder. In recent sales, however, substantially all of the proceeds received by the Partnership have been distributed to the Unitholders. The approximately $4.82 per square foot distributed to the Unitholders from the first three land parcels sold at The Perimeter Center is significantly more than the Purchaser's implied offer for the remaining land available for sale of $1.31 per square foot. There can be no assurance, however, that proceeds from the land sales under contract for sale, and from the land parcels subject to options, will result in similar distributions.

         The Purchaser stated that its offer of $400 per Unit is a premium above secondary market sales prices for the Units. For the months of October and November of 1996, eight transactions were reported to the General Partner representing 167 Units. In each of these transactions, the net sale price per Unit was in excess of $400.

         The Purchaser states "that a substantial portion of any taxable income generated during the last eight years will likely be treated as portfolio income because it was generated from a loan." The General Partner has been providing Unitholders with this information for the last eight years on the Schedule K-1.
The  General  Partner  believes,   however,   that  the  Partnership's   current
activities, namely land sales, are expected to generate passive income, which may be used to offset passive losses carried over from the Partnership or generated by your other
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investments.  As stated in the General Partner's letter to the Unitholders dated
December 6, 1996, if a substantial number of Units are tendered to the Purchaser, this income may be treated in a manner similar to portfolio income, which may negatively affect those Unitholders who believed that income generated by the Partnership would be available to offset passive losses from the Partnership or other sources.

         Finally, the General Partner wishes to inform the Unitholders that since the date of its last letter, the Partnership has sold another property consisting of approximately 165,511 square feet for a sale price of approximately $6.00 per square foot, for a total sale price of $993,066, which is subject to adjustment for sale and transfer expenses. It is anticipated that the Partnership will make a distribution to the Unitholders from the proceeds of this sale on February 14, 1997.

         If you have any questions regarding the General Partner's conclusions and recommendations relating to the Purchaser's Offer, please call William S. Parker, Investor Services, FFCA Management Company Limited Partnership, at (602) 585-4500.

         Thank you for your continued interest in Scottsdale Land Trust Limited Partnership.

                                Very truly yours,

                                FFCA MANAGEMENT COMPANY LIMITED
                                PARTNERSHIP, General Partner of Scottsdale Land Trust Limited Partnership

                                By: PERIMETER CENTER MANAGEMENT COMPANY,
                                    Corporate General Partner

                                    By:  /s/ Morton H. Fleischer
                                             Morton H. Fleischer, President and
                                             Chief Executive Officer